Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

LOTTERY.COM ANNOUNCES MEMORANDUM OF UNDERSTANDING  WITH VOYAGER DIGITAL,
A LICENSED CRYPTO-ASSET BROKERAGE, FOR INTEGRATION OF PAYMENTS PLATFORM

AUSTIN, Texas, April 20, 2021 (GLOBE NEWSWIRE) – Lottery.com (“Lottery.com” or the “Company”), a leading platform that delivers users a safe and secure way to play official lottery games directly from their mobile devices, and Voyager Digital Ltd. (“Voyager”) (CSE: VYGR; OTCQB: VYGVF; FRA: UCD2), a publicly-traded holding company whose subsidiaries operate a licensed crypto-asset brokerage that provides investors with an app and platform to invest in and trade crypto assets, today announced that the parties executed a memorandum of understanding (“MOU”). The MOU establishes an agreement to enable Lottery.com users to generate payment transactions through the Voyager payment platform.

“Lottery.com is committed to providing state-of-the-art solutions to the lottery and real money gaming industry,” said Tony DiMatteo, CEO and Co-Founder of Lottery.com. “We are excited to offer our users access to a burgeoning financial system while we drive growth and diversity for Lottery.com. We look forward to working together with Voyager to continue pioneering blockchain solutions by leveraging the resources, strengths, and talent of both companies and their offerings.”

“This new partnership highlights the growing integration of digital assets as currency for purchases, and further illustrates the power of Voyager’s retail-focused platform as a robust tool to reach the masses,” said Stephen Ehrlich, CEO and Co-Founder of Voyager. “Once launched, users will have the ability to use their crypto assets for Lottery.com transactions, including games or lottery tickets. Voyager seeks to drive the adoption of cryptocurrency, and our ongoing commitment to innovation makes Voyager a natural partner for online and offline companies looking to add crypto payments to their business.”

About Lottery.com

AutoLotto, Inc. doing business as Lottery.com is an online platform that provides users with a safe and secure platform to play official lottery games directly from their mobile devices, offering state-sanctioned U.S. lottery products to participants within the United States and around the world. Lottery.com’s proprietary blockchain technology maintains an accurate ledger of each transaction, while reducing the opportunity for fraudulent activity.

On February 22, 2021, Lottery.com entered into a definitive agreement with Trident Acquisitions Corp. (“Trident”) (Nasdaq: TDACU, TDAC, TDACW) to become a publicly traded company on The Nasdaq Stock Market. Trident and the Company published an investor presentation on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed business combination, which is publicly available on the SEC’s website www.sec.gov and is also posted to Trident’s and Lottery.com’s respective websites or accessible here.

Important Information and Where to Find it

In connection with the proposed business combination, Trident expects to file a registration statement on Form S-4 (the “Registration Statement”) that will include a preliminary proxy statement with the SEC for the solicitation of proxies from Trident's shareholders. Additionally, Trident will file other relevant materials with the SEC in connection with the proposed business combination. Copies may be obtained free of charge at the SEC's web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and the Company’s ability to consummate the transactions, the benefits of the transactions, the Company’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. The Company cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or the Company. In addition, the Company cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or the Company following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (viii) the Company’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; (x) the effects of competition on the Company’s future business; (xi) risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on the Company and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (xvi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) a decline in the digital asset market or general economic conditions; (xviii), changes in laws or approaches to regulation of, or the failure or delay in the adoption of, digital assets and the blockchain ecosystem by institutions or individuals, or the failure to obtain a required regulatory approval required hereunder; or (xviii) failure to consummate the transactions contemplated between the parties on terms substantially similar to the memorandum of understanding in a timely manner. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident's shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident's executive officers and directors in the solicitation by reading Trident's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

About Voyager Digital Ltd.

Voyager Digital Ltd. is a publicly traded holding company whose subsidiaries operate a crypto-asset platform that provides retail and institutional investors with a turnkey solution to trade crypto assets. The Voyager Platform provides its customers with competitive price execution through its smart order router as well as a custody solution on a wide choice of popular crypto-assets. Voyager was founded by established Wall Street and Silicon Valley entrepreneurs who teamed to bring a better, more transparent, and cost-efficient alternative for trading crypto-assets to the marketplace. Please visit us at https://www.investvoyager.com for more information.

Lottery.com Contact:

Cody Billingsley

(512) 537-5713

cody@lottery.com

Voyager Digital Ltd. Contacts

Investor Relations:

Michael Legg

(212) 547-8807

mlegg@investvoyager.com

Phil Carlson / Scott Eckstein

(212) 896-1233 / (212) 896-1210

pcarlson@kcsa.com / seckstein@kcsa.com

Media:

Anthony Feldman / Raquel Cona

(617) 921-0984 / (212) 682-6300

afeldman@kcsa.com / rcona@kcsa.com

Angus Campbell

44 7881 625098

angus@nominis.co

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